August 5, 2011

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549

Attention:     Mr. Larry Spirgel, Assistant Director

Re: Sun Healthcare Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
                                       Filed March 3, 2011
                                       File No. 001-12040

Ladies and Gentlemen:

I am writing to confirm my conversation of today with Kathryn Jacobson, Senior Staff Accountant, in which I requested additional time to respond to the additional comments set forth in the staff’s letter of July 26, 2011.  Ms. Jacobsen and I agreed that Sun Healthcare Group, Inc. would so respond by Friday, August 19, 2011.

Please feel free to call me at 949-255-7136 if you have any questions regarding this letter.

Sincerely,

SUN HEALTHCARE GROUP, INC.

/s/ L. Bryan Shaul
By:	L. Bryan Shaul
Executive Vice President
and Chief Financial Officer

cc:	Ms. Kathryn Jacobson
Mr. Dean Suehiro

Andor D. Terner, Esq.,
O’Melveny & Myers LLP

Alexander Marr
PricewaterhouseCoopers LLP